SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 001-22302

(Check one)

[Missing Graphic Reference]Form 10-K [Missing Graphic Reference]Form 20-F [Missing Graphic Reference]Form 11-K ☑Form 10-Q
[Missing Graphic Reference]Form 10-D [Missing Graphic Reference]Form N-SAR[Missing Graphic Reference]Form N-CSR

For period ended September 30, 2008

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the transition period ended _______________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________

PART I
REGISTRANT INFORMATION

Full name of registrant:  ISCO International, Inc.

Former name if applicable:  ___________________________________

Address of principal executive office (Street and Number): 1001 Cambridge Drive

City, State and Zip Code:  Elk Grove Village, Illinois  60007

PART II
RULES 12B-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

ISCO International, Inc. (the “Company”), as described in a press release dated November 12, 2008, is performing its annual  goodwill impairment assessment under SFAS 142 “Goodwill and Other Intangible Assets.”  As a result of the acquisition of the Company’s subsidiary, Clarity Communication Systems Inc. (“Clarity”), in January 2008, the Company is comprised of two reporting units, the hardware business, which includes historical Company operations, and the software business, which includes Clarity operations. Historically, goodwill has been tested for impairment as of September 30 of each year.  Due to the additional effort required to evaluate two reporting units, the impairment testing to be conducted as of September 30, 2008 is still in progress. Additionally, the reduction in the Company’s market capitalization as of the end of the third quarter, as well as the subsequent decision to pursue the sale of the software business, are indicators that a potential impairment of goodwill may exist as of September 30, 2008.   The Company does not know the amount, if any, of the non-cash goodwill impairment charge.

The impairment assessment has caused the Company to perform extensive analysis and to consider and revise its disclosures in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, which could not be completed without unreasonable effort or expense within sufficient time to permit the Company’s independent auditors to complete their review prior to November 14, 2008.  The Company is working expeditiously to complete the Form 10-Q and expects that the Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Gary Berger	(847)	391-9400
(Name)	(Area Code)	(Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

x	Yes	No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	x	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ISCO International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2008	By:	_/s/ Gary Berger___
Gary Berger
Chief Financial Officer